

Introducing Shire
SHIRE
The first digital office for progressive campaigns & orgs
Designed from the ground up by campaign organizers, technologists + UI/UX designers from Google, with a focus on volunteer experience & accessibility.
Social Channels
Built with the power of Slack, but as easy-to-use as social media
Volunteer onboarding + training
Volunteers can sign up, share interests, and be connected with a team right away
Seamless app launcher
Automatic account creation & one-click single sign-on to other political tools
core features available in 2022
Samantha

INVEST IN **SHIRE**

Enabling millions of people to volunteer remotely for campaigns & nonprofits

LEAD INVESTOR

The Juggernaut Project

The team at Shire has an extraordinary vision for a product that will help solve a challenge that most campaigns and nonprofits face: Managing volunteers remotely is very hard. Crucially, it's a problem they've experienced firsthand, which has allowed them to envision a powerful and innovative solution. Remote organizing is only going to become more important in the years to come. We believe that Shire has a very good chance to build a product that plays a key role in facilitating remote organizing and ensuring that it's accessible to everyone. Samantha has put together an impressive team with the skills, experience and tenacity to build something special. We're thrilled to be supporting this exciting project and can't wait to see how much more political campaigns and nonprofits are able to accomplish with Shire's help.

Invested $6,000 this round

Learn about Lead Investors

shire.blue Chicago IL



Minority Founder | Female Founder | Technology | SaaS

Highlights

1. 📈 Early Traction: 75+ campaigns & huge nonprofits on the waitlist, including sitting federal reps

2. 🏳️‍🌈 LGBTQ+ founder with extensive experience in politics, nonprofits & tech startups

3. 🏗️ Built atop open-source technology, Shire already has feature parity with systems like Slack

4. 💙 Shire is dedicated to supporting only progressive campaigns and causes aligned with our values

4. 💙 Shire is dedicated to supporting only progressive campaigns and causes aligned with our values

5. 🚫 Existing tools don't scale and aren't priced right for political campaigns or nonprofits

6. 🤑 Progressive political campaigns spent $400 million in 2020 alone on volunteer mobilization tools

7. 🌱 Once established in the political market, the nonprofit market has huge potential for expansion

---

Our Team



Samantha Boucher Co-founder & CEO

A serial startup early hire & helped scale early-stage startup companies including Handshake, now at 3.5b+ valuation. Served as campaign manager for Democratic U.S. House and U.S. Senate campaigns, with extensive political industry experience.

> As a federal campaign manager during the pandemic, I faced the problems of organizing remotely firsthand. Political tech hasn't caught up. This means that progressives and Democrats will continue to lose campaigns we could otherwise win. Volunteers make all the difference, and Shire will bring more to the fight than ever.



Edward Monical-Vuylsteke Co-founder & CTO

Edward is a backend developer and systems architect with 15+ years of experience in building scalable, integrated systems.



Michael Aponte Engineering Director



Michael is an experienced organizing director and full stack engineer with a deep understanding of the needs of movement organizers. He is a graduate of the Massachusetts Institute of Technology.



Cory Archibald Member of Advisory Board

Cory is a powerful voice in the progressive movement, formerly serving as chair of the board for Brand New Congress. She has directly worked on or advised over 100 campaigns.



Sammy Lowdermilk Member of Advisory Board

Sammy is a tech educator, former Congressional District Director & Campaign Manager with 20+ years experience in local, regional, and national political campaigns.



Jyn Fairchild Advisor, UI/UX Designer

Jyn is a UI/UX designer who cut her teeth at Google, working on UX for multiple products including Youtube & Search. She's a maker, arduino lover, and graduate of Rochester Institute of Technology.

Pitch





WHO AM I?

Samantha Boucher She/they

I'm a technologist, trans activist, first responder -
and campaign manager

and campaign manager.


Technologist

As a serial early hire, helped scale multiple early-stage startup companies including Handshake, now at 3.5b+ valuation.


Activist

Organized for the LGBTQ+ community in Tennessee - from city policy advisory groups, to state lobbying and street action organizing.


Campaign Manager

First openly trans person to manage a federal race.

Managed U.S. Congressional & U.S. Senate campaigns in 2018-2020 cycles.



1

The Problem

THE PROBLEM



Volunteering for campaigns isn't easy...


Getting Started


Learning the Ropes


Staying Engaged

THE PROBLEM



..nor is it accessible





Health

Physical Access

Location

The Solution



INTRODUCING
Shire
One of the first digital offices for progressive campaigns & organizations
SHIRE



MAIN FEATURES

Organize campaign communication, learning, and apps in a central hub

Fast & Frictionless Onboarding



Volunteers sign up, share their interests, and get connected with a team right away.

Social Channels



The power of Slack -
with the ease-of-use of social media.

Seamless App Launcher



Automatically create and manage accounts for volunteers in other apps and log in with a single click.

SHIRE

- ✔ Contact Info
- ✔ Verify Phone Number
- ▶ **Volunteer Preferences**
- Volunteer Agreement
- Get Started

Volunteer Preferences

Just a few quick questions to help get you connected with our volunteer organizers.

What sort of work would you like to help with? (select all that apply)

- ☐ Texting
- ☐ Phone Banking
- ☐ Canvassing (door knocking)
- ☐ Events / Tabling
- ☐ Fundraising Team
- ☐ Technology

←
NEXT →

Fast + frictionless volunteer onboarding

integrated with ngpvan

Chat *designed* for volunteer-heavy organizations

NETROOTS NATION

🏠 Campaign Home

💬 **Chat**

- C Campaign Staff
- F Finance
- O Field Operations
- V **Volunteers**

＋ Create a space

🔍 Filter   Ctrl K

Volunteers ⌄   ＋

⌄ People   ＋

⌄ Rooms   ＋

- P Phone Banking
- P Postcards to Voters
- T Texting Team
- V Volunteer General Chat

Phone Banking ·   📞 📹 ⚙ ⓘ

Alex
Hey you guys going to the rally?

You
Can you link the event?

Samantha
Yea Sure!

http://getshire.com/biden/rally/2023/blg

Virtual Rally with Joe Biden
Sunday, Jan 22nd @ 4PM EST
👥 Your friend Alex is going
Join from anywhere

BID♥N
PRESIDENT
SEE DETAILS →

📋 0 replies   📌 < 😊 ⓘ 👍

Rachel
Yea I'm definitely going.

Message   📷 😊 📎   ➤

But that's only the beginning..


SPOKE
SPOKE
NGP & VOTEBUILDER
PRODUCTIVITY APPLICATIONS
31
MOBILIZE
WEBSITES & CMS
HUSTLE

Our philosophy: Ecosystem first.

We want Shire to be the **launching point for the entire civics ecosystem**.

That means an open, collaborative approach, and enabling customers, vendors, and tinkerers to build on top of - and easily integrate with - what we create.

COMPETITIVE ANALYSIS

What Are Shire's Most Similar Alternatives?

While Shire does not have any direct competitors, the features may be described as a combination of:

- Okta but with a federated network effect for civics volunteers.
- Slack but priced to scale for volunteer-heavy organizations.
- **Mobilize** but with a heavier focus on voter contact **shifts & team-level events.**
- **Typeform** but with a deeply integrated and **easy-to-use permissions system** to drive onboarding, content, quizzes, etc.


Slack
Mobilize
Okta
Typeform

WHAT MAKES US UNIQUE

	Slack	Shire (Pricing WIP)
Peak Active Volunteers	4500~	
Total volunteers	72,000	

Why Use Shire Instead of Slack?

If we consider Shire's chat module alone - without considering the power of our onboarding, LMS, SSO & events management modules - the advantage is clear. In 2020, the Bernie Sanders campaign was forced to use the **heavily restricted free version** of Slack for 72,000+ digital volunteers. Dan Woods, CTO for Biden 2020, referred to Biden's campaign infrastructure as **"digital duct tape"**.



Price per user	$8	Progressive Tiered Pricing Model
Priced to scale for volunteer orgs		✓
Channels, threads, etc.		✓
Third-party integration capability	✓	✓
Self-service onboarding	✓	✓
Team functionality		✓
Ease-of-use for less technical users		✓
Baseline price per month	**$576,000**	**$25,200**
		+ low storage fee for inactive users

OUR PROGRESS

Project Timeline



Nov '21

Phase 1: Research, Planning, and Fundraising
November '21 - March '22

Phase 2: Core Development
March '22 - July '22

Phase 3: The Midterms
August '22 - November '22

Phase 4: Continued Development & Off-Cycle Market Focus
December '22 & beyond

OUR 2024 TARGET

Every single race - local to Presidential.

As campaign experts ourselves, we understand the problem of volunteer onboarding, internal communication & a smooth volunteer experience is so ubiquitous that it affects every campaign, large and small.

Just like Slack is ubiquitous in business, Shire will become ubiquitous for campaigns.



HOW CAN YOU GET INVOLVED?

Ways To Invest In Shire

Non-Equity Donation



While we are raising funds, we're collecting grassroots donations, too, because it's the fastest way to get money to our efforts.

We are organized as a C-Corp for maximum flexibility. This means there's no $2800 limit on your donation, but it also means it is not tax deductible.

Donate at go.shire.blue/july

Crowdfund Investor



Using Regulation CF, anyone can invest in our crowdfunding campaign through Wefunder, even if you're not an accredited investor.

The minimum investment is $100.

Visit https://wefunder.com/getshire for more information.

Accredited Investors



We're excited to partner with investors who would be a good fit for our mission and help us bring this vision to life.

Send us an email at investors@shire.blue to get in touch.



Required Legal Disclosure: "We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

SHIRE

One of the first offices for progressive campaigns & causes

Launching in 2022

Learn more at getshire.com

